UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

MINERA ANDES

(Name of Issuer)

Common Shares

(Title of Class of Securities)

602910101

(CUSIP Number)

Robert Ross McEwen

c/o US Gold Corporation

Suite 4750, Brookfield Place

Bay Wellington Tower

181 Bay Street, P.O. Box 792

Toronto, ON Canada M5J 2T3

(647) 258-0395

With copies to:

George A. Hagerty, Esq.

Hogan Lovells US LLP

1200 Seventeenth Street, Suite 1500

Denver, CO 80202

(303) 899-7300

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 22, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 602910101

1.	Names of Reporting Persons. Robert Ross McEwen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Canadian citizen

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 86,190,476 shares (1)

	8.	Shared Voting Power 0 shares

	9.	Sole Dispositive Power 86,190,476 shares (1)

	10.	Shared Dispositive Power 0 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 86,190,476 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 30.45% (1)

14.	Type of Reporting Person (See Instructions) IN

(1) The shares of common stock over which the reporting person may be deemed to have sole voting power and sole dispositive power are comprised of 86,057,143 outstanding shares of Common Stock, plus an additional 133,333 shares of common stock underlying stock options held by the reporting person that were exercisable on, or would be exercisable within 60 days of September 22, 2011. The percentages used herein are calculated based on an aggregate total of 283,082,187 shares of Common Stock issued and outstanding as of September 22, 2011, including (i) 282,948,854 shares of Common Stock issued and outstanding as of September 22, 2011, as represented by the Company in the Arrangement Agreement (as defined below) and (ii) 133,333 shares of Common Stock underlying stock options underlying stock options held by the reporting person that were exercisable on, or would be exercisable within 60 days of September 22, 2011.

This Amendment No. 6 (“Amendment No. 6”) to the Schedule 13D filed by Robert Ross McEwen (“Mr. McEwen”) with respect to the common shares, no par value (the “Common Stock”) of Minera Andes, a corporation (the “Company”) organized under the laws of Alberta, Canada to the original Schedule 13D filed by Mr. McEwen with the SEC on January 3, 2006, as amended by Amendment No. 1 thereto, filed with the SEC on March 30, 2006, as amended by Amendment No. 2 thereto, filed with the SEC on May 11, 2006, as amended by Amendment No. 3 thereto, filed with the SEC on May 8, 2011, as amended by Amendment No. 4 thereto, filed with the SEC on February 20, 2009, and as amended by Amendment No. 5 thereto, filed with the SEC on March 3, 2009 (as amended hereby and thereby, the “Amended Schedule 13D,” is being filed to reflect the entry into a Voting Agreement by Mr. McEwen, as is more fully described in Item 3 and Item 4 below.

Item 1.  Issuer and Security.

Item 1 is hereby amended to replace in its entirety the prior disclosure by the following:

This Amended Schedule 13D relates to the common shares of the Company.  The principal executive address for the Company are located at Suite 4750, Brookfield Place, Bay Wellington Tower, 181 Bay Street, P.O. Box 792, Toronto, ON Canada M5J 2T3.

Item 2.  Identity and Background.

Item 2 is hereby supplemented and amended as by the following:

(b) The principal business address for Mr. McEwen is Suite 4750, Brookfield Place, Bay Wellington Tower, 181 Bay Street, P.O. Box 792, Toronto, ON Canada M5J 2T3.

(c) The principal occupation of Mr. McEwen is President, Chief Executive Officer and Director of the Company and Director and Chief Executive Officer of US Gold Corporation.

Item 3.  Source and Amount of Funds or Other Consideration.

Item 3 is hereby supplemented and amended by the following:

The Voting Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference) was entered into by the Company, US Gold and Mr. McEwen, as well each other directors and executive officers of the Company and Minera Andes (collectively, the “Supporting Stockholders”). The Supporting Stockholders entered into the Voting Agreement as an inducement to the Company and US Gold to enter into the Arrangement Agreement described in Item 4 of this Schedule 13D (the terms of which are hereby incorporated by reference). No additional consideration was paid to Mr. McEwen or by Mr. McEwen in connection with the execution and delivery of the Voting Agreement and thus no funds were used for such purpose.

Item 4.  Purpose of the Transaction.

Item 4 is hereby supplemented and amended by the following:

(a)           Mr. McEwen has not acquired additional securities or disposed of securities of the Company since the date of March 3, 2009, the date of the last amendment to this Schedule 13D, other than an acquisition from the Company of stock options to purchase the Company’s common stock granted to Mr. McEwen pursuant to the Company’s long-term incentive plan.

(b)           On September 22, 2011, the Company entered into an Arrangement Agreement (the “Arrangement Agreement”) among US Gold Corporation, a Colorado corporation (“US Gold”), McEwen Mining-Minera Andes Acquisition Corp., a newly-formed corporation wholly-owned by the Company and incorporated under the Business Corporations Act (Alberta) (“Canadian Exchange Co.”), and the Company, pursuant to which US Gold through Canadian Exchange Co. will acquire all of the issued and outstanding common shares of the Company in exchange for exchangeable shares of Canadian Exchange Co. (the “Exchangeable Shares”) at a ratio of 0.45 of an Exchangeable Share for each outstanding common share of the Company (the “Arrangement”).  In addition, all outstanding options to acquire the Company’s shares will be converted into options to purchase shares of common stock of US Gold at a ratio of 0.45 of a share of US Gold common stock for each share of the Company’s common stock underlying each such option. The Arrangement will be implemented by way of the plan of arrangement attached as Exhibit A to the Arrangement Agreement (the “Plan of Arrangement”) and is subject to approval by the Court of Queen’s Bench of Alberta (the “Court”). The effect of the Arrangement will result in the Company becoming a wholly-owned indirect subsidiary of US Gold. The Exchangeable Shares will be exchangeable on a one-for-one basis for shares of US Gold’s common stock at any time at the option of the holder. Each Exchangeable Share will be substantially the economic and voting equivalent of a share of common stock of US Gold.

Consummation of the Arrangement is subject to various conditions, including, among others: (i) the approval of the Company’s shareholders of the Arrangement and any other necessary actions related thereto; (ii) the approval of the US Gold’s shareholders of the issuance of the Exchangeable Shares and the Company’s common stock to be issued upon exchange of the Exchangeable Shares and any other necessary actions related thereto and (iii) approval of the Court.

Mr. McEwen beneficially owns approximately 20.5% of US Gold’s issued and outstanding common stock.

Pursuant to the terms of, and concurrently with the execution of, the Arrangement Agreement, Mr. McEwen entered into a voting agreement with the Company and US Gold (the “Voting Agreement”), pursuant to which he, among other things, agreed to (i) not solicit any competing acquisition transaction, (ii) restrict his right to transfer shares of the Common Stock directly or beneficially owned by him other than in specific circumstances, and (iii) vote all of the shares he owns, beneficially or of record, of the Company’s common stock in favor of adoption and approval of the Arrangement and the various actions of the Company that need approval from the shareholders of the Company and against competing acquisition proposals. Mr. McEwen has irrevocably appointed Leanne Baker and Michael Stein as his proxy and attorney-in-fact (with full power of substitution and re-substitution), for and in his name, place and stead, to vote all of his shares of the Company’s common stock solely with respect to the matters described in the Voting Agreement, namely as described in clause (iii) of this sentence.   Additional securities of the Company (including all additional shares of common stock and all additional options to acquire shares of common stock) that Mr. McEwen acquires until the termination of the Voting Agreement will also be subject to the terms of the Voting Agreement.

The Voting Agreement will automatically terminate upon the earliest to occur of (i) the termination of the Arrangement Agreement, (ii) the Effective Time (as defined in the Arrangement Agreement).  The Voting Agreement as it relates to Mr. McEwen may also be terminated by written consent of the Company, US Gold and Mr. McEwen.

(c)           Not applicable.

(d)           Upon the Effective Time, if the Arrangement is completed, the Company will be a wholly-owned indirect subsidiary of US Gold, and, as a result, US Gold will be able to elect all of the directors on the Company’s board of directors and select all of the Company’s officers.

(e)           Under the terms of the Arrangement Agreement, the Company may not, without US Gold’s prior written consent, among other things, (i) declare or pay any dividends on, or make other distributions or return capital in respect of, any of its capital stock or any other equity interests, other than by a wholly-owned subsidiary to the Company or (ii) issue, sell, repurchase, redeem or otherwise acquire, any shares of its capital stock or any securities or obligations convertible into, exercisable or exchangeable for, or any rights, warrants, calls, subscriptions or options to acquire, shares of its capital stock, subject to identified exceptions.

(f)            Upon the Effective Time, if the Arrangement is completed,  the Company will be a wholly-owned indirect subsidiary of US Gold.

(g)           Not applicable.

(h)-(i)      The Common Stock is quoted on the over-the-counter bulletin board (“OTCBB”) under the trading symbol “MNEAF”.   Upon the Effective Time, if the Arrangement is completed, the Common Stock will cease to be quoted on OTCBB and will become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.  If the Arrangement is completed, US Gold intends to terminate the registration of the shares of Common Stock under the Exchange Act as soon as the requirements for termination of registration are met.

(j)            Other than as described above, Mr. McEwen currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(i) of this Schedule 13D (the Reporting Person reserve the right to develop such plans or proposals).

The foregoing summary descriptions contained in this Item 4 of the Arrangement Agreement and the Voting Agreement are qualified in their entirety by reference to the full text of the Arrangement Agreement and the Voting Agreement, copies of which are incorporated herein by reference to Exhibits 99.1 and 99.2, respectively, of this Schedule 13D.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended to replace in its entirety the prior disclosure by the following:

(a)           McEwen is the beneficial owner of 86,190,476 shares of the Company’s common stock, comprising of (i) 86,057,143 outstanding shares of common stock and (ii)133,333 shares of Common Stock underlying stock options held by Mr. McEwen that were exercisable on, or would be exercisable within 60 days of September 22, 2011. The percentages used herein are calculated based on an aggregate total of 283,082,187 shares of Common Stock issued and outstanding as of September 22, 2011, including (i) 282,948,854 shares of Common Stock issued and outstanding as of September 22, 2011, as represented by the Company in the Arrangement Agreement (as defined below) and (ii) 133,333 shares of Common Stock underlying stock options underlying stock options held by the reporting person that were exercisable on, or would be exercisable within 60 days of September 22, 2011.

(b)           The information contained on the cover page to this Amendment No. 6 is incorporated by reference to this Item 5(b). Mr. McEwen has sole voting and dispositive power over 86,190,476 shares of Common Stock.

(c) Except as set forth in this Schedule 13D with reference to the Arrangement Agreement and the Voting Agreement, Mr. McEwen has not effected any transaction in the Company’s common stock during the past 60 days.

(d)—(e)          Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented and amended by the following:

Other than as described in Items 3, 4 and 5, which are incorporated herein by reference, and in the agreements and documents attached as exhibits hereto or incorporated herein by reference there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. McEwen and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, the existence of which would give another person voting or investment power over the securities of the Company.

Item 7.  Material to be Filed as Exhibits.

Exhibit Number	Description of Exhibit

5.1	Power of Attorney executed by Robert R. McEwen appointing Stefan M. Spears as attorney-in-fact.

99.1	Arrangement Agreement, dated as of September 22, 2011, between US Gold Corporation, McEwen Mining — Minera Andes Acquisition Corp. and Minera Andes Inc. (incorporated by reference to

Exhibit 2.1 to the Current Report on Form 8-K of US Gold Corporation filed with the SEC on September 23, 2011).

99.2

Voting Agreement, dated as of September 22, 2011, among US Gold Corporation, Minera Andes and certain individuals party thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of US Gold Corporation filed with the SEC on September 23, 2011).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

October 3, 2011

ROBERT ROSS MCEWEN

By:	Robert Ross McEwen

By:	/s/ Stefan Spears (2)
Title:	Attorney-in-fact

(2) A copy of the Power of Attorney is filed as Exhibit 5.1 to this Amended 13D.